

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2011

Via E-mail
Steve Dai
Chief Financial Officer
Yucheng Technologies Limited
Beijing Global Trade Center, Floor 9
36 North Third Ring Road East
Dongcheng District, Beijing 100013, P.R. China

Re: Yucheng Technologies Limited
Form 20-F for the Fiscal Years Ended December 31, 2010 and 2009
Filed July 1, 2011 and June 30, 2010, respectively
File no. 001-33134

Dear Mr. Dai:

We have reviewed your letter dated September 22, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 17, 2011

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

General

1.   In your response to prior comment 5 you indicate that your initiative to improve your project management started in the middle of 2009 and covered cost management. In addition, in your response to prior comment 4 you refer to a change in sales policies in fiscal 2009 to improve the efficiency of your sales staff along with improved management efficiencies in fiscal 2010, which benefitted your general and administrative expenses. Please tell us how you considered expanding your operating results discussion

to include a discussion regarding your cost management initiatives and their prior and potential impact on your financial condition and results of operations. We refer you to section III.B.3 of Release No. 33-8350 for additional guidance.

Critical Accounting Policies

Goodwill, page 55

2.   We note your response to prior comment 1 where you indicate that under your operating segment, you have two components, one you call "acquired businesses" that is directly associated with the business you acquired in 2006 and 2007 and the other you call "original businesses" that you had before the acquisitions.   Please describe in greater detail the original businesses of the company. Tell us whether such businesses are still in operation and if so, tell us what portion of your current operations relate to such businesses. Also, tell us what part of your current business relates to your "acquired businesses." We may have further comments regarding your goodwill impairment analysis based on your response.

3.   Please provide to us the proposed disclosures that you intent to include in your Form 20-F/A, when filed, in response to our prior comment 2.

Gross Profit and Gross Margin, page 61

4.   We note your response to our prior 5 and we have the following additional comments:

* In your 2009 Form 20-F you included a discussion of certain factors that contributed to the change in the Software & Solutions gross margins and in your response letter dated November 12, 2010 (comment 5) you further explained the reasons behind such factors. Your current response indicates that you do not believe this information warrants separate disclosures on an "on-going basis." However, the guidance in Item 5 of Form 20-F requires that you include a discussion of the changes in your results of operations for each year in which financial statements are required. Therefore, it remains unclear why you have not included a discussion of the factors contributing to the change in your Software & Solutions gross margins for fiscal 2008 and 2009 as previously explained in the prior response noted herein. Please explain further or revise your disclosure accordingly.
* You state that Platform Services gross margins vary significantly from project to project, however, based on your past experience, you expect that a reasonable margin for Platform Services is around 10%. Your response does not address our prior comment where we asked you to explain further why the margins were at higher levels in fiscal 2009 and why they are at apparently lower than normal levels in fiscal 2010. Please explain and revise your disclosures accordingly. Also, as indicated in the preceding bullet point, please ensure that your revised disclosures address the fluctuations in your margins from fiscal 2008 to 2009 as well as from fiscal 2009 to

2010 pursuant to Item 5 of Form 20-F.

Operating Expenses, page 62

5.   We note your response to prior comment 4 and the proposed revised disclosures that you intend to include in future filings, however, it is unclear how these revisions address our comment. As we previously indicated, the disclosures in your current Form 20-F do not include a discussion regarding the increase in general and administrative expense from fiscal 2008 to 2009 and your proposed revisions also include no such discussion. Pursuant to the guidance in Item 5 of Form 20-F, you should include a discussion of the changes in financial condition and results of operations for each year for which financial statements are required. Please revise your disclosures accordingly and include in your response your proposed revisions.

6.   Also, explain further why you have provided a discussion of your general and administrative expenses net of amortization of intangibles, stock-based compensation and impairment on receivables, a non-GAAP disclosure. To the extent that these disclosures are determined to be appropriate then revise to also include the disclosures required by Item 10(e) of Regulation S-K. In addition, it is unclear how you calculated the percentage of general and administrative expense to net revenues for each period. Please provide the calculations that support your disclosure or revise accordingly.

Item 15. Controls and Procedures, page 98

7.   We note your response to prior comment 7 and it remains unclear why you believe the personnel that are primarily responsible for preparing and supervising the preparation of your financial statements and the evaluation of your internal control over financial reporting have the requisite U.S. GAAP experience. Please provide a more detailed analysis of each of those individuals who are primarily responsible for preparing and reviewing your U.S. GAAP financial statements. In this regard please explain further the following:

- We note that the two core members of you financial reporting team both have audit work experience with big four accounting firms in China. Tell us the positions held by each of these individuals at your company. Tell us the names and locations of the big four firms where each of these individuals worked. Also, for each of these individuals, please provide us with more specific details of their relevant audit experience obtained from their years at big four accounting firms including the nature of their engagements and the specific scope of their audit work on those engagements as it relates to U.S. GAAP;
- For the remaining five members of your financial reporting team, provide us with more specific details regarding the nature of their work experience and specifically address how the experience obtained in "different accounting functions" for each member of the team provided them with the relevant U.S. GAAP knowledge and

experience. Include in your response the names of the companies where they worked, their title and the specific U.S. GAAP related job responsibilities. If any of the experience was obtained while working at a public accounting firm, then please provide details of their relevant audit experience, including the nature of their engagements and the specific scope of their audit work on those engagements as it relates to U.S. GAAP;

- You refer to the educational background and work experience of your Controller and CFO. Please provide the information as requested in the preceding bullet point as it relates to each of these individuals. For example, with regards to your CFO, explain further how his experience at UBS and the US based private equity fund provided him with U.S. GAAP knowledge. In addition, provide additional details regarding his responsibilities and experience at three companies that use U.S. GAAP accounting. Include in your response the name of each company and his responsibility as it relates to U.S. GAAP accounting and SEC rules and regulations. Similar information should be provided for your Controller;

- You state that your internal audit department ensures that the company's internal controls are in place and operating effectively. Tell us who is responsible for your internal audit function and describe in greater detail the work experience and educational background for this person(s) on U.S. GAAP and SEC rules and regulations; and

- As it relates to the training provided to your financial reporting team, please describe in greater detail both the external and internal accounting training that each team member has had on U.S. GAAP and SEC rules and regulations including the specific training they each receive annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training.

You may me at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief